REPORT ON ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of the registrant was held on May 9, 2013. The following is a description of the matter voted upon at the meeting and the number of votes cast on the matter:

	Shares Voted For	Shares Withheld
To elect four directors to serve until the Annual Meeting in the year indicated below or until their successors are duly elected and qualified:
Robert J. Genetski (2016)	7,641,915	235,694
Philip R. McLoughlin (2016)	7,566,798	310,811
Nathan I. Partain (2016)	7,565,065	312,544
Nancy Lampton (2015)*	32	0

*	Elected by the holders of the registrant’s preferred stock voting as a separate class. Insufficient shares of the registrant’s preferred stock were represented at the meeting to elect Nancy Lampton. However, under the registrant’s charter and bylaws, and under the laws of Maryland, the state in which the registrant is incorporated, Ms. Lampton will continue to serve until a successor is elected and qualified.

Directors whose term of office continued beyond this meeting are as follows: Stewart E. Conner, Geraldine M. McNamara, Eileen A. Moran, Christian H. Poindexter, Carl F. Pollard and David J. Vitale.

On December 5, 2013, the registrant’s sole preferred stockholder acted by written consent in lieu of a meeting to elect Nancy Lampton as director for a term ending in 2015.